

March 31, 2023

Howard Crosby
Chief Executive Officer
LGX Energy Corp.
6 1/2 N. 2nd Ave., Suite 201
Walla Walla, WA 99362

> **Re: LGX Energy Corp.**
> **Offering Statement on Form 1-A**
> **Filed March 17, 2023**
> **File No. 024-12189**

Dear Howard Crosby:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A

Business, page 32

1. Please revise your document to include the disclosures required by Subpart 229.1200 of Regulation S-K. See Part II Item7(c) of Form 1-A. Please note that the definitions in Rule 4-10(a) of Regulation S-X shall apply for purposes of Subpart 229.1200.

2. Your website indicates that "Remaining reserves are estimated at 214 million barrels of oil and 4.65 trillion cubic feet of natural gas." With a view towards revising this statement, tell us the following:
    *   Clarify if this statement applies to an estimate of the remaining reserves for the state of Indiana or is specific to oil and gas leases in which you hold an interest,
    *   Clarify the source and effective date of this estimate, and
    *   Clarify the reserve category relating to these volumes, e.g. proved, probable and/or possible and explain the definitions, e.g. SEC, SPE PRMS, used to determine the indicated reserve volumes.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 or Brad Skinner, Office Chief, at (202) 551-3489 if you have questions regarding engineering comments and related matters. Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Mitchell Austin, Acting Legal Branch Chief, at (202) 551-3574 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Thomas J. Beener, Esq.